# STUART FRANKEL & CO., INC.
## FINANCIAL STATEMENTS

## FOR THE YEAR ENDED SEPTEMBER 30, 2024

***Non-Confidential***

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
|  |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING __10/01/2023__ AND ENDING __09/30/2024__
                                                  MM/DD/YY                          MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **STUART FRANKEL & CO., INCORPORATED**

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**60 CUTTER MILL ROAD Suite 210**
(No. and Street)

| **GREAT NECK,** | **New York** | **11021** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Sharon Gaviria** | **212-943-8787** | **sharon@stuartfrankel.com** |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Michael Coglianese CPA, P.C**
(Name – if individual, state last, first, and middle name)

| **125 E Lake Street, Suite 303** | **Bloomingdale** | **IL** | **60108** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| **10/20/2009** | **3874** |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Sharon Gaviria _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of STUART FRANKEL & CO., INCORPORATED _____, as of 9/30 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public

Signature: _____

Title:
Sharon Gaviria



ANGELA N DELIA ZINGONE
Notary Public, State of New York
No. 01DE6169063
Qualified in Nassau County
Commission Expires June 18, 20 21

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.


**Report of Independent Registered Public Accounting Firm**

To the Officers and Directors of Stuart Frankel & Co., Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Stuart Frankel & Co., Inc. as of September 30, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Stuart Frankel & Co., Inc. as of September 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Stuart Frankel & Co., Inc.'s management. Our responsibility is to express an opinion on Stuart Frankel & Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stuart Frankel & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Stuart Frankel & Co., Inc.'s auditor since 2023.

*Michael Coglianese CPA, P.C.*

Bloomingdale, IL
November 22, 2024

# STUART FRANKEL & CO., INC.
## STATEMENT OF FINANCIAL CONDITION
### SEPTEMBER 30, 2024

## ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,977,833 |
| Securities owned at fair value (Note 3) | | 19,677,984 |
| Due from brokers | | 7,698,985 |
| Other assets | | 141,323 |
| Total assets | $ | 29,496,124 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

**Liabilities**

| | |
|---|---:|
| Accounts payable and accrued expenses | 3,438,753 |
| **Sub Total Liabilities** | 3,438,753 |

**Commitments and Contingencies** (Notes 5 and 6)

**Liabilities subordinated to claims of general creditors**

| | | |
|---|---|---:|
| Pursuant to subordinated loan agreements, related party (Note 4) | | 5,000,000 |
| Total liabilities | | 8,438,753 |

**Stockholders' equity** (Note 9)

Common stock, $1 par value, 200,000 shares

| | | |
|---|---|---:|
| authorized, 92,500 shares issued and outstanding | | 92,500 |
| Additional paid in capital | | 274,129 |
| Retained earnings | | 20,690,742 |
| Total stockholders' equity | | 21,057,371 |
| Total liabilities and stockholders' equity | $ | 29,496,124 |

The accompanying notes are an integral part of this statement.

**Note 1 -**     **Nature of Business**

Stuart Frankel & Co., Inc. (The "Company") is a New York State corporation formed in 1987, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

**Note 2 -**     **Summary of Significant Accounting Policies**

a)     *Securities Owned and Traded*

The Company buys and sells securities for its own account, generating profit and loss based on its trading activity. The Company securities are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability on an ordinary transaction between market participants at the measurement date. The specific identification method used in determining realized gain and losses on security sold is the cost basis of the marketable securities. All marketable securities held are classified as trading securities. The Company records transactions on a trade date basis. Realized and unrealized gains and losses on securities owned and securities sold, and securities not yet purchased are reported on the statement of operations. The accounting for these transactions is outside the scope of ASC Topic 606(Revenue from Contracts with Customers"). The Company's execution transactions generally settle T+1, upon which no performance obligations remain to fulfill the Company's obligations to its customers.

b)     *Revenue Recognition*

The Company principally earns commissions by buying and selling securities for a diverse group of institutional investors. The Company's transactions generally settle T+1, upon which no performance obligations remain to fulfill the Company's obligations to its customers. The commissions are invoiced to the customer at the end of each month and revenue is recorded.

The Company also provides opportunities for corporate access to institutional investors. Revenue generated from this activity is recognized at the point in time that the performance under the arrangement is completed (the closing date of the transaction) and is included in "other income "on the statement of operations.

c)      *Income Taxes*

The Company has been elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

d)      *Cash and Cash Equivalents*

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

e)      **Equipment**

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

f)      *Use of Estimates*

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses. Actual results may differ from those estimates.

**Note 3-**      **Fair Value Measurements**

The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure* defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. C 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.
The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 -Fair values derived from unadjusted quoted prices of identical assets inactive markets.

Level 2 Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2024:

| | | Fair Value Measurements Using | | |
| --- | --- | --- | --- | --- |
| | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Equities | $19,478,084 | $19,478,084 | $ - | $ - |
| Other securities | 199,900 | - | 199,900 | - |
| | $19,677,984 | $19,478,084 | $199,900 | $0 |

Other securities consist of structured notes with Financial Institutions that range in duration from one to two years.

**Note 4-**      **Related Party Transactions**

In the normal course of business, the Company may enter into transactions with other affiliated entities, such as other subsidiaries under common control. The Company received loans from an entity in which certain shareholders of the Company are stockholders.

**Subordinated liabilities**

Subordinated liabilities received from Related Parties consist of subordinated loan agreements approved by the New York Stock Exchange. These agreements are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule.

| | Maturity Date | Interest Rate | Face Value |
| --- | --- | --- | --- |
| Subordinated loans | April 29, 2033 | 12% | $3,000,000 |
| Subordinated loans | September 20, 2033 | 6% | 2,000,000 |
| | | | $5,000,000 |

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company paid $480,000 in interest to the stockholder on Subordinated borrowing during the year end of September 30, 2024.

**Note 5 -**     **Money Purchase Plan**

The Company is a sponsor of a defined contribution money purchase plan for its eligible employees. Contributions to the plan are in the amount of 10% of participants' compensation for the plan year. The employer's contribution for any calendar year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company contributed $ 229,757 to the plan during the fiscal year.

**Note 6 -**     **Commitments**

*Office Lease*
The Company leases office space pursuant to a lease agreement for the period June 1, 2024, through May 31, 2027. Rental payments are payable monthly. The Company's minimum rental commitments over the next two years are as follows:

| Year Ended Sep 30, | Amount |
|---|---|
| 2025 | $37,680 |
| 2026 | $38,808 |

**Note 7 -**     **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker daily, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

**Note 8 -**        **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to September 30, 2024, and through the date of Independent Auditors' Report. There have been no subsequent material events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of September 30, 2024.

**Note 9 -**        **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. On September 30, 2024, the Company had net capital of $23,138,927 which was $22,922,790 in excess of its required net capital of $216,137. The Company's net capital ratio is 14.01%.